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                             April 10, 2024

       Bun Kwai
       Chief Executive Officer
       QMMM Holdings Ltd
       Unit 1301, Block C, Sea View Estate,
       8 Watson Road
       Tin Hau, Hong Kong

                                                        Re: QMMM Holdings Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed March 25,
2024
                                                            File No. 333-274887

       Dear Bun Kwai:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       Cover Page

   1. We note your response to prior comment 1 and reissue in part. Please revise your disclosure, as
appropriate, to reflect the amount due to ManyMany Creation by the holding company for the
payment of salaries of executive officers. In this regard, we note your Compensation of
Directors and Executive Officers disclosure on page 79 and your
                                                        Related Party
disclosure on page 84 reflect expense for executive officer salaries of $181,787, whereas
your cover page disclosure and page 4 of your prospectus summary disclosure reflect an
amount of $45,773. Please reconcile.
 Bun Kwai
FirstName   LastNameBun Kwai
QMMM Holdings      Ltd
Comapany
April       NameQMMM Holdings Ltd
       10, 2024
April 210, 2024 Page 2
Page
FirstName LastName
       Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Jeffrey Li, Esq.